UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 4)*

Diana Shipping Inc.
(Name of Issuer)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

Y2066G104
(CUSIP Number)

Attn: Mr. Ioannis Zafirakis Pendelis 16, 175 64 Palaio Faliro Athens, Greece + 30-210-9470-100
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 28, 2020
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d‑1(f) or 240.13d-1(g), check the following box [  ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*   The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	Y2066G104

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Simeon Palios

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [_]
(b) [x]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Greece

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

1,578,268

9.	SOLE DISPOSITIVE POWER
0

10.	SHARED DISPOSITIVE POWER

1,578,268
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,578,268

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.8%

14.	TYPE OF REPORTING PERSON

IN

CUSIP No.	Y2066G104

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Steamship Shipbroking Enterprises Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [_]
(b) [x]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Marshall Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

1,578,268

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

1,578,268

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,578,268

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
[ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.8%

14.	TYPE OF REPORTING PERSON

CO

CUSIP No.	Y2066G104

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Taracan Investments S.A

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [_]
(b) [x]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Marshall Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

1,404,067

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

1,404,067

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,404,067

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
[ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.6%

14.	TYPE OF REPORTING PERSON

CO

EXPLANATORY NOTE

This Amendment No. 4 (“Amendment No. 4”) to the Schedule 13D filed with the Commission on December 13, 2016, as amended by Amendment No. 1 to the Schedule 13D filed with the Commission on July 31, 2017, Amendment No. 2 to the Schedule 13D filed with the Commission on February 22, 2019 and Amendment No. 3 to the Schedule 13D filed with the Commission on October 15, 2019 (as amended, the “Schedule 13D”), relates to shares of common stock, par value $0.01 per share (including related preferred stock purchase rights) (“Shares”), of Diana Shipping Inc. (the “Issuer”). This Amendment constitutes an exit filing for the Reporting Person. On September 28, 2020 (the “Effective Date”), the Reporting Person ceased to be the beneficial owner of more than 5.0% of the Shares.

Item 1.	Security and Issuer.

This Amendment No. 4 relates to Shares of the Issuer. This Amendment No. 4 to the Schedule 13D filed with the Commission on December 13, 2016, as amended by Amendment No. 1 to the Schedule 13D filed with the Commission on July 31, 2017, Amendment No. 2 to the Schedule 13D filed with the Commission on February 22, 2019 and Amendment No. 3 to the Schedule 13D filed with the Commission on October 15, 2019 (as amended, the “Schedule 13D”), relates to shares of common stock, par value $0.01 per share (including related preferred stock purchase rights) (“Shares”), of Diana Shipping Inc. (the “Issuer”). The principal executive office and mailing address of the Issuer is Pendelis 16, 175 64 Palaio Faliro, Athens, Greece.

Item 2.	Identity and Background.

This Amendment No. 4 to Schedule 13D is being filed on behalf of (a) Simeon Palios (“Palios”), a citizen of Greece, (b) Steamship Shipbroking Enterprises Inc. (previously named Diana Enterprises Inc.), a Marshall Islands corporation (“Steamship”), and (c) Taracan Investments S.A., a Marshall Islands corporation (“Taracan”). Palios, Steamship and Taracan are collectively referred to as the “Reporting Persons.” Palios is the beneficial owner of a majority of the issued and outstanding shares of Steamship, and Taracan is a wholly owned subsidiary of Steamship. Palios may be deemed to have beneficial ownership of the Shares beneficially owned by Steamship and Taracan.

The principal business address for Steamship is Ymittou 6, 17564 Palaio Faliro, Athens, Greece. The principal business address for each of the other Reporting Persons is Pendelis 16, 175 64 Palaio Faliro, Athens, Greece.

To the best of the Reporting Persons’ knowledge, none of the Reporting Persons has, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 5.	Interest in Securities of the Issuer.

(a. & b.) As of the date hereof, the Issuer had 89,275,002 Shares outstanding.  Based on the foregoing, the following persons report beneficial ownership of the following Shares:

Taracan is the record holder of 1,404,067 Shares, representing 1.6% of the Issuer’s issued and outstanding Shares. Steamship indirectly may be deemed to beneficially own Shares held by Taracan and 174,201 Shares held through Limon as the result of Steamship’s ability to control the vote and disposition of such entities, representing 1.8% of the Issuer’s issued and outstanding Shares.

Steamship has the sole power to vote or direct the vote of 0 Shares and has the shared power to vote or direct the vote of 1,578,268 Shares. Limon has the sole power to vote or direct the vote of 0 Shares and has the shared power to vote or direct the vote of 174,201 Shares. Taracan has the sole power to vote or direct the vote of 0 Shares and has the shared power to vote or direct the vote of 1,404,067 Shares. Palios has the sole power to vote or direct the vote of 0 Shares and has the shared power to vote or direct the vote of 1,578,268 Shares.

(c.) Pursuant to a Contribution Agreement, dated September 28, 2020 by and between Taracan and Tuscany Shipping Inc., a Marshall Islands corporation (“Tuscany”), Taracan contributed 14,525,730 Shares to Tuscany. In exchange, Tuscany issued 999 shares of its own common stock to Taracan. Taracan thereafter distributed as dividend in kind such 999 shares of Tuscany, through, Steamship, to its ultimate beneficial owner Palios. Subsequently, also on September 28, 2020, Palios transferred in a private transaction all of his interest in Tuscany to Ms. Semiramis Paliou. Except as set forth above, no transactions in the Shares were effected by the persons enumerated in Item 2 during the past 60 days.

(d.) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the Shares beneficially owned by the Reporting Persons.

(e.) The Reporting Persons ceased to be the beneficial owners of more than five percent of the Issuer’s outstanding Shares on September 28, 2020.

Item 7.	Material to be Filed as Exhibits.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 9, 2020
(Date)

Taracan Investments S.A.

By	/s/ Simeon Palios
Simeon Palios
Authorised Representative

Steamship Shipbroking Enterprises Inc.

By	/s/ Simeon Palios
Simeon Palios
Authorised Representative

/s/ Simeon Palios
Simeon Palios*

* The Reporting Person specifically disclaims beneficial ownership of the securities reported herein except to the extent of their pecuniary interest therein.

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).